[redacted]

14041845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67787

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM DD YY) AND ENDING 12/31/13 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weeden Prime Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

Greenwich, (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justyna Keilty 203-861-7605
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 4 2014
~~REGISTRATIONS BRANCH~~
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sohail Khalid, Andrew J. Formato, Christopher J. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden Prime Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNE COLON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6042536
Qualified In Westchester County
My Commission Expires May 30, 2018

Notary Public

Signature

Chief Executive Officer
Title

Andrew J. Formato, Manager

Christopher J. Mahler, Manager

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEEDEN PRIME SERVICES, LLC
(Formerly known as SAXIS GROUP, LLC)

Statement of Financial Condition
(With Supplementary ınformation and Independent Auditor's Report)

DECEMBER 31, 2013

WEEDEN PRIME SERVICES, LLC

Index

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report

Board of Managers
Weeden Prime Services, LLC

We have audited the accompanying statement of financial condition of Weeden Prime Services, LLC (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weeden Prime Services, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statement as a whole.

CohnReznick LLP

New York, New York
February 28, 2014

WEEDEN PRIME SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 13,568
Receivable from clearing brokers, net	1,499,334
Furnishings, computers and software, net	196,715
Other assets and security deposits	173,783
Total	$ 1,883,400

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 412,726
Due to related parties	165,156
Total liabilities	577,882
Commitments	
Members' equity	1,305,518
Total	$ 1,883,400

See Notes to Statement of Financial Condition

WEEDEN PRIME SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization

Weeden Prime Services, LLC (the "Company") is a Delaware limited liability company originally organized as a corporation under the laws of the State of Florida on April 6 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). The Company's operations consist primarily of trade execution and risk management services for customers.

On February 13, 2009, Saxon Prime Holdings, LLC acquired the stock of Cadena Capital Group, Inc. from the former stockholder and commenced operations. In December 2009, the Company changed its legal name to Saxis Group, Inc. Effective January 1, 2010, the Company converted from an S-corporation to a single member limited liability company and changed its name to Saxis Group, LLC. All assets and liabilities were transferred to Saxis Group, LLC at historical cost, and the equity interest in the S-corporation was converted into member's equity of the limited liability company On April 15, 2013, Weeden Investors, LP and Weeden Securities Corporation purchased Saxis Group, LLC and subsequently changed the name to Weeden Prime Services LLC.

The Company has agreements with two broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This statement of financial condition was approved by management and available for issuance on February 28 2014.

Subsequent events have been evaluated through this date.

Furnishings, Computers, and Software

Furnishings, computers, and software are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows.

Asset	Useful Life	Principal Method
Furnishings	7 years	Straight-line
Computers and software	5 years	Straight-line

Revenue Recognition

Commission income is earned and related clearing expenses are incurred from execution of customer's securities transactions. Commission, interest fee, referral fee, and rebate income are recorded on a trade date basis

Income Taxes

From January 1, 2013 to April 15, 2013, the Company was a single member limited liability company and a disregarded entity for income tax reporting purposes.

On April 15, 2013, the Company was acquired by Weeden Investors, L P. and Weeden Securities Corporation and from that date forward the Company was no longer a disregarded entity but became a multi-member limited liability company and will file a U.S. Partnership return for the first time

The Internal Revenue Code ("IRC") provides that any income or loss, for either a single member or multi-member limited liability company, is passed through to the members for federal and state income tax purposes Accordingly, the Company has not provided for federal or state income taxes.

The Company's single member is subject to the New York City Unincorporated Business Tax ("UBT") for the period prior to April 15 2013 and the Company is responsible for any UBT for the period subsequent to April 15, 2013.

At December 31 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S federal and state income tax audits for all periods subsequent to 2009.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule

28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition in accrued expenses. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2013, no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

The amount of third-party research services that the Company will furnish to its customers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the customers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of customers is reduced when such customers request the Company to provide third-party research services.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Note 3 - Furnishings, computers, and software

Details of furnishings, computers and software at December 31, 2013 are as follows:

Furnishings	$ 13,520
Computers	42,289
Software	158,993
Sub-total	214,802
Less accumulated depreciation and amortization	18,087
Total	$196,715

Note 4 - Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2013, the Company's net capital was $935,020 which was $890,020 in excess of its minimum requirement of $45,000 which was calculated under CFTC Regulation 1.17.

Note 5 - Receivable from clearing brokers

The clearing and depository operations for the Company's transactions are provided by two brokers. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers.

	Receivable
Receivable from clearing brokers	$1,474,632
Commissions	24,702
Totals	$1,499,334

In addition, the receivables from the clearing brokers are subject to these clearance agreements and include clearing deposits of $500,000 and an additional $750,000 minimum equity requirement to ensure the clearing brokers' obligations

Note 6 - Off-balance sheet risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company In accordance with industry practice and regulatory requirements the Company and the clearing brokers monitor collateral on the customer's accounts

In the normal course of business the Company's customer activities involve the execution, settlement, and financing of the various customer securities transactions These activities may expose the Company to off-balance-sheet risk in the event the

customer or other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 7 - Commitments

The Company has agreements with various third parties to share commissions and pay fees as defined in the respective agreements.

On April 15, 2013, the Company entered into an employment agreement guaranteeing $1,000,000 in remuneration to be paid over 2 years.

On June 1, 2013, the Company entered into a lease with a related party. The lease shall expire on May 31, 2014 if notice is provided. If no notice is provided, the lease will automatically renew for one year terms with the final auto-renewal beginning on June 1, 2026. On December 1, 2013, the Company entered into another lease and the space is undergoing renovation. The lease term is expected to begin in the first quarter of 2014 and expire 5 years and 2 months from that date. The Company has paid a security deposit of $121,802 and prepaid rent of $25,911 in accordance with the new lease.

Note 8 - Concentrations of credit risk

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations.

During the year ended December 31, 2013, approximately 45% of the Company's commission revenues were derived from three customers. There were no direct receivable amounts due from these customers as of December 31, 2013. All outstanding commissions are included in receivable from clearing brokers on the statement of financial condition.

Note 9 - Related party transactions

The Company has an expense sharing agreement with an affiliate Weeden & Co., LP where each company may provide various accounting, technology, and administrative services. The Company also has a cross referral agreement, whereby each company may refer clients to the other in exchange for a share of the commissions generated. The Company also sub-leases office space from Weeden & Co., LP. There is an outstanding balance of $165,156 due to Weeden & Co., LP as of December 31, 2013.

Note 10 - Soft dollar transactions

The Company entered into soft dollar arrangements with certain clients within the provision of Rule28(e). Under this program, the Company charges additional dollars on customer trades made with the Company and uses these fees to pay market data and research related expenses on behalf of clients. The Company has an outstanding liability of approximately $25,600 as of December 31, 2013.

Note 11 - Members' equity

At December 31, 2013, members' equity is comprised of as follows:

Weeden Securities Corporation	$ 13,055
Weeden Investors, LP	1,292,463
Total	$1,305,518

WEEDEN PRIME SERVICES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2013

Net capital:	
Total members' equity	$1,305,518
Deduct nonallowable assets:	
Other assets and security deposits	173,783
Furnishings, computers and software, net	196,715
Total	370,498
Net capital	$ 935,020
Aggregate indebtedness	$ 577,882
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 38,525
Minimum net capital required (under SEC Rule 15c3-1)	$ 5,000
Minimum net capital required (under CFTC Regulation 1.17)	$ 45,000
Excess net capital ($935,020 - $45,000)	$ 890,020
Percentage of aggregate indebtedness to net capital	62%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part A filing.

See Independent Auditor's Report.